Filed pursuant to Rules 424(b)(3)
                           and 424(c) of Regulation C


PROSPECTUS SUPPLEMENT DATED JANUARY 21, 1997
TO PROSPECTUS DATED AUGUST 7, 1996



                          CAFETERIA OPERATORS, L.P.
                 12% Senior Secured Notes due December 31, 2001

                     __________________________________


                           PLAN OF DISTRIBUTION

         On January 21, 1997, SC Fundamental Value Fund, L.P. and SC Fundamental Value BVI Ltd. together sold an aggregate principal amount of $4,229,438.92 of the Notes pursuant to this Prospectus, to Greenwich High Yield, L.L.C. for a negotiated price. Such sale includes all Notes being offered by SC Fundamental Value Fund, L.P. and SC Fundamental Value BVI Ltd. pursuant to this Prospectus. Greenwich High Yield, L.L.C. may offer or reoffer any or all of such principal amount it purchased.


                           RECENT DEVELOPMENTS

Change in Accountants

         On the recommendation of the Company's Audit Committee, Deloitte & Touche LLP ("Deloitte & Touche") was dismissed by the Board of Directors of the Parent effective September 17, 1996. There have been no disagreements with Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, during the Parent's two most recent fiscal years or any subsequent interim period which, if not resolved to the satisfaction of Deloitte & Touche, would have caused it to make a reference to the subject matter of the disagreement(s) in connection with any report issued by Deloitte & Touche. The Deloitte & Touche report on the financial statements of the Parent and the Company for the fiscal year ended January 3, 1995, dated March 2, 1995, included an explanatory paragraph which identified factors which raised substantial doubt about the ability of the Parent and the Company to continue as going concerns. As a result of the Restructuring during the first quarter of 1996, and the significant reduction in the Company's debt burden and resulting interest expense, the March 28, 1996 reports of Deloitte & Touche, covering the fiscal year ended January 2, 1996 did not contain any form of qualification or uncertainty regarding the financial status of the Parent or the Company.

         Effective September 17, 1996, the Board of Directors, on the recommendation of the Parent's Audit Committee, appointed KPMG Peat Marwick LLP as the independent public accountants of the Company and the Parent for the fiscal year ending December 31, 1996.


Directors and Executive Officers

         At the 1996 Annual Meeting of Stockholders of the Parent, held on November 21, 1996 (the "1996 Annual Meeting"), the stockholders of the Parent elected Suzanne Hopgood, Kevin E. Lewis, Gilbert C. Osnos, Kenneth F. Reimer, Sanjay Varma and E.W. Williams, Jr. for one-year terms as directors of the Parent, to hold office until the 1997 Annual Meeting of Stockholders. Biographies of each of these directors are set forth in the Prospectus under "MANAGEMENT -- Directors and Executive Officers." Mr. Russell A. Belinsky, a director since January 1996, chose not to stand for reelection.

         At the request of the Board of Directors of the Parent, Kevin E. Lewis continued as President and Chief Executive Officer of the Parent past the September 30, 1996 date previously established for his resignation from these positions. On December 24, 1996, Mr. Lewis tendered his resignation from these positions, effective December 31, 1996. On December 24, 1996, Mr. Lewis agreed with the Board of Directors of the Parent to remain as Chairman of the Board into 1997. Mr. Kenneth F. Reimer, a director of the Parent, was elected interim President and Chief Executive Officer of the Parent, effective January 1, 1997. Mr. Reimer's service in these positions may be terminated at any time by either Mr. Reimer or by the Board of Directors. The biography of Mr. Reimer is set forth in the Prospectus under "MANAGEMENT -- Directors and Executive Officers."

Third Quarter Operating Results

                                                FINANCIAL DATA (UNAUDITED)
                                                  (Amounts in thousands)


                        Thirteen           Thirteen          Thirty-Nine           Thirty-Nine
                          Weeks              Weeks               Weeks                Weeks
                          Ended              Ended               Ended                Ended
                        October 1,         October 3,          October 1,           October 3,
                          1996               1995                1996                 1995
Sales                $    50,002        $     53,944        $    149,497         $    160,914
Operating Income           2,223                 184               7,839                1,427
Interest Expense              59               6,723                 182               19,500
Net Income (Loss)    $     2,164        $     (6,539)        $     7,657        $     (18,073)